                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                 to               .
                                         ---------------    -------------


                 Commission File Number 001-14982


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 Huttig Building Products, Inc. Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                 Huttig Building Products, Inc.
                 555 Maryville University Drive, Suite 240
                 St. Louis, MO 63141

                              REQUIRED INFORMATION

ITEM 1.
-------

Not applicable.

ITEM 2.
-------

Not applicable.

ITEM 3.
-------

Not applicable.

ITEM 4.
-------

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules attached hereto of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as required by Form 11-K.

(b)      Exhibits. See Exhibit Index.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements for the
Years Ended December 31, 2001 and 2000,
Supplemental Schedules as of
December 31, 2001 and
Independent Auditors' Report

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits                                                             2

  Statements of Changes in Net Assets Available for Plan Benefits                                                  3

  Notes to Financial Statements                                                                                   4-9

SUPPLEMENTAL SCHEDULES:

  Form 5500, Schedule H, Part IV, Line 4a - Schedule of Nonexempt Transactions                                    10

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held
    for Investment Purposes at the End of the Year                                                                11

Certain supplemental schedules required by Rules and Regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Savings and Profit Sharing Plan Committee of
  Huttig Building Products, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2001 and 2000 financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP



St. Louis, Missouri
October 11, 2002

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


ASSETS                                       2001         2000

INVESTMENTS:
  Investments:
    Investments at fair value            $76,796,549   $83,383,045
    Loans to participants                  1,054,329     1,320,489
    Other                                      3,224         2,873
                                         -----------   -----------

           Total investments              77,854,102    84,706,407
                                         -----------   -----------

  Receivables:
    Participant contributions                342,210       381,486
    Employer contributions                   266,259       147,446
    Loans to participants                     32,795        43,030
                                         -----------   -----------

           Total receivables                 641,264       571,962
                                         -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS   $78,495,366   $85,278,369
                                         ===========   ===========


See notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                         2001            2000
ADDITIONS:
  Contributions and other additions:
    Employer contributions                           $  2,153,188    $  2,591,732
    Participant contributions                           5,217,395       5,186,832
    Participant rollover contributions                    195,192         589,631
    Other income                                          183,145
    Transfers from alternate funding agencies                          56,817,797
                                                     ------------    ------------

           Total contributions and other additions      7,748,920      65,185,992
                                                     ------------    ------------

  Investment (loss)/income:
    Interest and dividends                                309,600         422,756
    Interest on loans to participants                     102,754         118,440
    Net depreciation in fair value of investments      (5,138,246)     (7,950,241)
                                                     ------------    ------------

           Total investment loss                       (4,725,892)     (7,409,045)
                                                     ------------    ------------

           Total additions                              3,023,028      57,776,947
                                                     ------------    ------------

DEDUCTIONS:
  Benefits paid to participants                         2,907,755       2,492,165
  Transfers to alternate funding agencies               6,815,443      10,986,354
  Loan defaults, net                                       77,562         485,143
  Administrative and other expenses                         5,271           1,060
                                                     ------------    ------------

           Total deductions                             9,806,031      13,964,722
                                                     ------------    ------------

NET (DECREASE) INCREASE IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS                          (6,783,003)     43,812,225

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  BEGINNING OF YEAR                                    85,278,369      41,466,144
                                                     ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  END OF YEAR                                        $ 78,495,366    $ 85,278,369
                                                     ============    ============


See notes to financial statements

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan was established on December 16, 1999. The Plan is a defined contribution plan sponsored and administered by Huttig Building Products, Inc. ("Huttig" or the "Company"). Prudential Trust Company serves as Plan Trustee ("Trustee") and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

      The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed thirty days of service, as defined in the Plan, and are not leased employees. Each employee may become a participant in the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

      Effective December 10, 1999, Rugby USA, Inc. employees no longer participated in the Rugby USA, Inc. Profit Sharing Retirement Plan and Trust (the "Rugby Plan"). The "freeze" period for employees of Rugby USA, Inc., whereby no contributions were permitted, extended from December 10, 1999 to March 15, 2000. All assets of the participants of Rugby USA, Inc. were transferred from the Rugby Plan to the Plan in multiple transfers occurring in March and June of 2000. The total amount transferred in was $45,389,183 and is included as transfers from alternate funding agencies in the statement of changes in net assets available for plan benefits for 2000.

      Effective June 15, 2000, American Pine Products employees no longer participated in the American Pine Products Tax Shelter Investment Plan (the "American Pine Plan"). The "freeze" period for employees of American Pine Products, whereby no loans, withdrawals or transfers were permitted, extended from June 15, 2000 to August 15, 2000. Contributions continued to be permitted and beginning on June 15, 2000, were remitted to the Trustee. The assets of the participants of American Pine Products were transferred from the American Pine Plan to the Plan on July 14, 2000. The total amount transferred in was $11,428,614 and is included as transfers from alternate funding agencies in the statement of changes in net assets available for plan benefits for 2000.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Participants may contribute not less than 2% nor more than 16% of their eligible compensation on a deferred savings or non-deferred savings basis, as defined in the Plan, up to the maximum percentage allowable under section 401(k) of the Internal Revenue Code. The Company may contribute a matching contribution, as determined by the Board of Directors, in an amount equal to 50% of the deferred savings up to, but not exceeding, 6% of the employee's eligible compensation contributed.

      The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit-sharing contributions are based on the Company's profitability. Total profit sharing contributions remitted to the Plan during the years ended December 31, 2001 and 2000 were $474,170 and $680,956, respectively. An eligible participant is one who is employed as of the actual date the contribution is made. Profit-sharing contributions are allocated based upon a participant's yearly eligible compensation as a percentage of total eligible compensation for that particular year.

      Company contributions may be in the form of cash or Company common stock. If a contribution is in Company stock, such contribution shall be based on the fair market value of the Company common stock contributed as of the day of delivery to the Trustee.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including earnings thereon.

      VESTING - All participants transferred from the Rugby Plan and American Pine Plan into the Plan became fully vested in all pre-existing contributions on the above-indicated effective dates.

      In general, participants' contributions and earnings thereon are fully vested upon entrance into the Plan. Vesting in Company matching and discretionary profit sharing contributions is based upon years of service. A participant is vested 20% after each year of service and becomes fully vested after five years of service.

      LOANS - Participants may request loans from their individual accounts. A participant can borrow up to 50% of their total vested balance but not more than $50,000, less the participant's highest outstanding loan balance during the prior twelve months. The minimum loan amount is $1,000. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 2%. Interest rates on existing loans range from 8.00% to 11.50%. Principal and interest is paid ratably through monthly payroll deductions. Interest income on the loan fund is included as interest income in the participants' fund accounts based on their elected loan allocation.

      BENEFIT DISTRIBUTIONS - Distributions to participants, in their entire interest of a participant's account balance, are payable upon retirement, death or permanent disability. Benefits, in the value of a participant's vested account balance, are payable upon any other termination of employment. Forfeitures of any Company contributions are used to reduce the next Company contribution.

      FORFEITURES - Any amounts forfeited are allocated towards the employer matching contributions for the Plan year following the year the forfeiture occurs. For the years ended December 31, 2001 and 2000, forfeitures were $292,135 and $174,634, respectively.

      TAX STATUS - The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

      INVESTMENTS - All investments are stated at fair value of the underlying assets as determined by closing market prices.

      Individual participants may elect to place their deferred or non-deferred contributions in the following funds: Dreyfus Premier Balanced A, Fidelity Advisors Growth Opportunity T, Huttig Company Stock, Oppenheimer Enterprise A, Prudential Jennison Growth Fund Z, Prudential Stock Index Fund Z, Putnam International Growth A, MFS Cap Growth, and Fidelity Advisors Dividend Growth A. Individual participants may further elect among the following master trust investment accounts: Stable Value Fund and Stable Value Separate Account. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. Stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. Stock fund from and after the effective date of the Plan.

      The matching Company contribution is invested directly in Huttig common stock. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors and are invested in Huttig common stock. Contributions are subject to certain limitations.

      The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in the fair value of investments includes realized gains and losses and unrealized appreciation and depreciation.

      ADMINISTRATIVE EXPENSES - The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      The Plan invests in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2001 and 2000 are as follows:


                                                      2001              2000

Investments at fair value:
  Stable Value Fund                               $ 21,216,710     $ 12,104,243
  Prudential Jennison Growth Fund Z                 11,056,521       14,119,577
  Fidelity Advisors Growth Opportunity T             8,437,185       13,031,358
  Crane Company Stock                                8,158,264       10,412,122
  Huttig Company Stock                               6,855,991
  Prudential Stock Index Fund Z                      4,636,882        5,093,851
  Putnam International Growth A                      4,170,630
  Stable Value Separate Account                                      12,211,214
  Oppenheimer Enterprise A                                            5,496,954
  Dreyfus Premier Balanced Fund A                                     4,518,115

During 2001 and 2000, the Plan's investments (including realized capital gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:


                                                        2001              2000
Net (depreciation)/appreciation in fair value:
  Crane Co. Stock                                  $   (989,022)     $  3,763,877
  Huttig Common Stock                                 1,857,023          (372,402)
  Dreyfus Premier Balanced Fund A                      (465,732)         (242,796)
  Fidelity Advisors Growth Opportunity T             (1,680,593)       (2,960,826)
  Oppenheimer Enterprise A                           (1,047,569)       (3,904,578)
  Prudential Jennison Growth Fund Z                  (2,375,511)       (4,535,587)
  Prudential Stock Index Fund Z                        (673,619)         (381,393)
  Putnam International Growth A                        (654,378)         (291,666)
  Stable Value Fund                                     908,021           550,790
  Stable Value Separate Account                         437,224           424,340
  MFS Mid Cap Growth                                   (419,980)
  Fidelity Advisors Dividend Growth                     (34,110)
                                                   ------------      ------------
                                                   $ (5,138,246)     $ (7,950,241)
                                                   ============      ============

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment in Huttig common stock is as follows:


                                                                        2001              2000

Common stock                                                       $  5,832,801      $  2,568,640
Employer contributions receivable                                       266,259           147,446
                                                                   ------------      ------------

           Net assets                                              $  6,099,060      $  2,716,086
                                                                   ============      ============

Change in net assets:
  Employer contributions                                           $  2,153,188      $  2,591,732
  Net appreciation (depreciation) in fair value of investments        1,673,742          (337,178)
  Distributions to participants                                        (243,151)          (77,289)
  Transfers to alternate funding agencies                              (200,805)         (114,675)
                                                                   ------------      ------------

            Net change in net assets                               $  3,382,974      $  2,062,590
                                                                   ============      ============

5.    PRIORITIES UPON PLAN TERMINATION

      Although the Company has expressed no intent to do so, it has the right to terminate the Plan at any time by giving written notice of such termination to the plan administrator and custodian. In the event of complete or partial Plan termination, all amounts then credited to the accounts of the affected participants shall immediately be fully vested and nonforfeitable.

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of funds managed by the Trustee. The Trustee is the custodian of the Plan assets, therefore, transactions involving these funds qualify as party-in-interest.

      Because of its affiliation with the Plan, transactions involving the Huttig Common Stock fund qualify as party-in-interest.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits from the financial statements to Form 5500:


                                                                            2001             2000

Net assets available for benefits per Form 5500                         $ 77,886,897     $ 84,749,437
Amounts for participant and employer contributions receivables               608,469          528,932
                                                                        ------------     ------------

Net assets available for plan benefits per the financial statements     $ 78,495,366     $ 85,278,369
                                                                        ============     ============

      At December 31, 2001 and 2000, all participant and employer contributions receivables were recorded within the statement of changes in net assets available for plan benefits in the financial statements but were not reflected within Form 5500.

8.    PROHIBITED TRANSACTIONS

      During 2001 and 2000, employee deferrals of $760,567 and $1,481,117, respectively, were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the "DOL")) by the Company. All such deferrals have been remitted to the trust by the Company. These transactions were prohibited according to the provisions of the DOL.

      In 2001, the Plan remitted to participants total excess payments of $293,401 and $36,095 in connection with the Actual Deferred Percentage
      (ADP) and Actual Compensation Percentage (ACP) non-discrimination tests, respectively, performed for the fiscal year ending December 31, 2000.

9.    SUBSEQUENT EVENTS

      Subsequent to December 31, 2001, the domestic and international capital markets have experienced significant volatility with respect to certain investments and, as a result, Plan management believes that there has been significant fluctuations in the values of the Plan's investments.

      During 2002, the Company underwent an audit by the DOL. The audit resulted in the Company reimbursing $36,621 in lost earnings to employees relating to the delay in remitting contributions to the Plan.

      Effective September 1, 2002, the Plan's investment fund options were revised to maintain an appropriate level of diversification of investment alternatives. Certain investment funds are no longer offered and all assets previously invested in such funds were transferred into new and/or existing fund offerings.

                                   * * * * * *

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a
SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------



                                  RELATIONSHIP OF                                                                        NET
                                  PLAN EMPLOYER,                                                           CURRENT    GAIN (LOSS)
       IDENTITY OF                   OR OTHER              DESCRIPTION OF         PURCHASE      COST OF    VALUE      ON EACH
     PARTY INVOLVED              PARTY-IN-INTEREST         TRANSACTIONS             PRICE        ASSET    OF ASSET   TRANSACTION

Huttig Buildings Products, Inc.    Plan Sponsor     Employee contributions not
                                                    timely remitted to the Plan   $760,567(a)  $ 760,567  $760,567      $   --



(a) This represents the total amount of contributions that have been withheld from employees, but not remitted timely into the Plan by the Plan Sponsor for 2001.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV,  LINE 4i - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AT THE END OF THE YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------



                           IDENTITY OF ISSUE, BORROWER,                                  CURRENT
                             LESSOR, OR SIMILAR PARTY                        UNITS        VALUE

 Crane Company Stock                                                        318,185     $ 8,158,264
*Huttig Company Stock (participant and nonparticipant-directed,
    nonparticipant-directed investment cost of $4,608,710)                1,123,933       6,855,991
 Dreyfus Premier Balanced Fund A                                            283,448       3,684,826
 Fidelity Advisors Growth Opportunity T                                     293,365       8,437,185
 Oppenheimer Enterprise A                                                   145,852       2,031,719
*Prudential Jennison Growth Fund Z                                          743,545      11,056,521
*Prudential Stock Index Fund Z                                              181,483       4,636,882
 Putnam International Growth A                                              210,425       4,170,630
 MFS Cap Growth                                                             315,033       3,452,760
 Fidelity Advisors Dividend Growth A                                        264,762       3,095,061
 Stable Value Fund                                                          681,945      21,216,710
*Participant Loans (interest rates ranging from 8.00% to 11.50% and
   maturities ranging from 2001 - 2011)                                                   1,054,329
 Other                                                                                        3,224
                                                                                        -----------

           Total investments                                                            $77,854,102
                                                                                        ===========


* Represents a party-in-interest to the Plan.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               Huttig Building Products, Inc.
                                               Savings and Profit Sharing Plan

Date: June 30, 2003                            By: /s/ Thomas D. Tenhula
                                                   ----------------------------
                                                   Thomas D. Tenhula
                                                   Director of Human Resources
                                                   Plan Administrator

                                  EXHIBIT INDEX


Exhibit No.               Description
-----------               -----------

23.1 Consent of Deloitte & Touche LLP, independent certified public accountants.